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                             March 16, 2022

       Yan Ping Sheng
       Chief Executive Officer
       JJY Holding Group
       528 Pudong South Road, 16th Floor
       Shanghai, 200120, China

                                                        Re: JJY Holding Group
                                                            Amendment No. 2 to
                                                            Registration
Statement on Form 10-12G
                                                            Filed December 29,
2021
                                                            File No. 000-56343

       Dear Mr. Sheng:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 2 to Form 10-12G

       Introductory Comment, page 3

   1. We note your response to prior comment 1; however, you continue to disclose, such as in the sixth paragraph on
page 3, that you "seek to acquire a company that may be based in
                                                        China or Hong Kong in
an initial business combination." You further refer in the fourth paragraph on page 9 to
your plan "to raise capital in order to fund the acquisitions," you state on page 21 that
you are a blank check company, and you refer in numerous places in your document to
acquisitions of a food supply chain company. Please revise extensively throughout the filing
for consistency with your disclosure earlier on page 3, if true, that you are not a blank
check company and that your "business plan involves trading
                                                        agricultural products,
food processing, and supply chain management for supermarkets"
                                                        rather than acquiring
an unidentified company or companies.
 Yan Ping Sheng
FirstName  LastNameYan Ping Sheng
JJY Holding  Group
Comapany
March      NameJJY Holding Group
       16, 2022
March2 16, 2022 Page 2
Page
FirstName LastName
2. Please revise the forepart of your Introductory Comment section to state prominently that you are a Nevada company that intends to conduct operations by subsidiaries and/or through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors.
3.       Where you state in your Introductory Comment that    China   s Foreign
Investment Law
         (   FIL   ) may prohibit direct foreign investment in Chinese
operating companies moving
         forward    and that    foreign investors are permitted to own equity
in companies
         incorporated in Nevada but not permitted to own equity in our contemplated Chinese
         entities,    explain whether the VIE structure is used to provide
investors with exposure to
         foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Also provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
4.       Where you state that    There are greater legal and operational risks
associated [with]
         having the majority of our contemplated operations in China    and
that    Investments in
         securities of Chinese issuers involve risks that are specific to China, including regulatory,
         liquidity and enforcement risks,    please expand to make clear
whether these risks could
         result in a material change in your operations and/or the value of your securities and cause the value of such securities to significantly decline or be worthless.
5. Where you discuss the VIE structure in your Introductory Comment, please disclose, if true, that your subsidiaries and/or the VIE would be the entity or entities conducting operations in China, that the VIE would be consolidated for accounting purposes but would not be an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors have or will purchase their interest.
6. Please revise to clarify how cash is transferred through your organization, any restrictions on foreign exchange, and any restrictions on your ability to transfer cash between entities, across borders, and to U.S. investors. Currently, your disclosure only states that you do not have a plan in place for cross border payments "as [you] have not acquired a company based in China" and that you will only become subject to certain regulations and restrictions "if [you] acquire a Chinese business." It is unclear why the regulations and other restrictions you mention here do not currently apply to you, given your principal executive office is located in China.
7.       Please clarify the references to "ARMC" on page 7 of your filing.
8. Please expand your disclosure on page 7 and in your Risk Factor beginning on page 12 to state whether your auditor is subject to the determinations announced by the PCAOB on
         December 16, 2021. Also update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or
 Yan Ping Sheng
FirstName  LastNameYan Ping Sheng
JJY Holding  Group
Comapany
March      NameJJY Holding Group
       16, 2022
March3 16, 2022 Page 3
Page
FirstName LastName
         investigate completely accounting firms headquartered in mainland China or Hong Kong.
Item 1. Business
(b) Business of Issuer, page 9

9. Please expand the disclosure of your business plan to provide a fuller discussion of your plan of operations for the next twelve months. Also provide specific information as to how your business plan "addresses the need for additional food chain supply on an international level." In the discussion of each of your planned activities, include specific information regarding each material event or step; material contingencies such as raising additional funds; the timeline and associated costs accompanying each proposed step; and
         discuss the material assumptions underlying your business plan in the Liquidity & Capital
         Resources section of your filing.
Effect of Existing or Probable Governmental Regulations on the Business, page
11

10. Given your revised disclosure that your business plan involves the agricultural, food processing and supermarket supply chain management industry, and your statement that your contemplated operations are governed by the China Securities Regulatory
         Commission (   CSRC   ), Cyber Administration of China (   CAC   ),
and China Food and
         Drug Administration (   CFDA   ), please include a discussion of the
specific governmental
         regulations involving these industries and how they impact your business. Refer to Item
         101(h)(4)(ix) of Regulation S-K.
Item 7. Certain Relationship and Related Transactions, and Director Independence, page 23

11. Please revise this section to provide disclosure pursuant to Item 404 of Regulation S-K with respect to the transaction(s) giving rise to the liabilities due to a related party as disclosed in your financial statements.
Item 11. Description of Registrants Securities to be Registered, page 25

12. Please revise to clarify the amount of each class of stock you are authorized to issue. We note your disclosure is inconsistent with the amounts in Article III,
Section 1 of your
         amended certificate of incorporation filed as Exhibit 3.2. Please advise or revise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Paul Cline at 202-551-3851 or Robert Telewicz at 202-551-3438 if you
have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at 202-551-3625 with any other questions.
 Yan Ping Sheng
JJY Holding Group
March 16, 2022
Page 4
                                   Sincerely,
FirstName LastNameYan Ping Sheng
                                   Division of Corporation Finance
Comapany NameJJY Holding Group
                                   Office of Real Estate & Construction
March 16, 2022 Page 4
cc:       Rhonda Keaveny
FirstName LastName